Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

September 8, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER ACQUIRES TWO NEW UNDERGROUND LOADERS TO BOOST
 PRODUCTION OF THE GUANAJUATO MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to report that it has received the second of two new underground loaders for the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico. The loaders, known as Scooptram ST-3.5’s, are supplied by Atlas Copco of Sweden and are ideally suited to the Guanajuato mine. As part of a mine improvement plan, the units will assist the mine in achieving an expected 40% increase in production within the next 12 months. Precious metal production, expressed in terms of silver equivalent ounces, from the Guanajuato Mine is to increase from the current annualized rate of 1.08 million to 1.50 million ounces.

In the first half of 2008, the Guanajuato Mine produced 542,647 ounces silver equivalent, comprising 400,478 ounces of silver and 2,843 ounces of gold. (The gold content is valued at 50 times the value of silver to convert to silver equivalent ounces.)

The scooptrams will be utilized to supplement existing equipment to boost development advance and production from the high grade Cata Clavo and Guanajuatito areas. They are designed to haul up to a 6-tonne load in drifts and declines as small as 3.2 metres wide and are a well proven design, having built a strong reputation from many mining applications throughout the world. This design is ideally suited to the historic workings of the Guanajuato Mine and the mining widths of these two areas in particular.

High grade ore from the mechanized cut and fill mining on the 430 level of the Cata Clavo and the 20 level of the North Zone of Guanajuatito is currently responsible for supplying more than 40% of the metal production of the Guanajuato Mine. (See News Releases of November 29, 2007 and April 28, 2008, and refer to the website for plans of the two areas at www.greatpanther.com ). Mining will commence on the 460 level at Cata and the 50 level at Guanajuatito in the fourth quarter 2008 and overall metal production from Guanajuato will increase as more levels are accessed.

The first unit is already working in the high grade Cata Clavo, on the 430 level, where it is hauling ore to the inclined hoisting system. It also hauls waste-rock from the decline development to the stope for backfilling. Mining from this level will be completed by year end. The decline is being driven to access deeper ore on the 460 level, scheduled for production early in the fourth quarter, and will be deepened further to access the 490 level early in 2009. The success of the deep exploratory drilling of the Cata Clavo has provided the confidence to deepen the mine and expand production plans.

The second unit is being introduced to the Guanajuatito area where a decline is being driven to access ore on the 50 level, the next cut-and-fill stoping area in the high grade North Zone. Surface and underground diamond drilling will enable the operation to plan ahead and deepen the mine further in this area in 2009. With mining from the two levels underway at the same time, production from the North Zone will be continuous and will increase substantially.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.